Exhibit D

BYLAWS OF

PINHOOK THOROUGHBREDS INC.

(the “Corporation”)

October 8, 2020

ARTICLE I: STOCKHOLDERS

Section 1. Annual Meeting.

The annual meeting of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other business as may be brought before the meeting shall be held, in each year on such date (other than a Saturday, Sunday or legal holiday), at such time and such place within or without the State of Delaware as shall be fixed by the Board of Directors of the Corporation (the "**Board**") and stated in the notice of the meeting. If no date for the annual meeting is fixed or said meeting is not held on the date determined as provided above, there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such written consent shall have for the purposes of these Bylaws or otherwise all the force and effect of an annual meeting.

Section 2. Special Meetings.

Subject to the rights of the holders of any class or series of preferred stock of the Corporation, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors authorized. Special meetings of the stockholders may be held at such place within or without the State of Delaware as may be stated in such resolution. No business other than that stated in the notice of such special meeting shall be transacted at such meeting.

Section 3. Notice of Meetings.

Except as otherwise required by law or the Certificate of Incorporation of the Corporation (hereinafter, the "**Certificate of Incorporation**"), written notice to stockholders stating the place (unless such meeting is to be held solely by means of remote communication), date, and time for any meeting of the stockholders, the record date for determining the stockholders entitled to vote at such meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in the case of any special meeting, the purpose or purposes of such meeting, shall be given either by delivering a written notice personally, mailing a notice to each stockholder of record entitled to vote thereat at such stockholder's address as it appears on the records of the Corporation or by sending such notice via electronic transmission if consented to, which consent shall not thereafter have been revoked by such stockholder, in each case not less than 10 nor more than 60 days prior to the meeting. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or be represented by proxy; and if any stockholder shall, in person or by attorney thereunto duly authorized, in writing or by electronic mail or facsimile, waive notice of any meeting, whether before or after such meeting be held, the notice thereof need not be given to such stockholder. Notice of any adjourned meeting of stockholders need not be given except as provided in Section 5 of this Article I.

Section 4. Quorum.

At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required, a majority of the shares of such class or classes present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

Section 5. Adjournment.

At any meeting of stockholders, whether or not there shall be a quorum present, the holders of a majority of shares voting at the meeting, whether present in person at the meeting or represented by proxy at the meeting, may adjourn the meeting to another place, date, or time. Except as otherwise provided by law, notice of such adjourned meeting need not be given other than by announcement of the time and place of such adjourned meeting at the meeting at which the adjournment is taken; *provided, however*, that if the date of any adjourned meeting is more than 30 days after the date of the adjourned meeting, or if a new record date is fixed for the adjourned meeting, written notice of the place (unless such meeting is to be held solely by means of remote communication), date, and time of the adjourned meeting shall be given in conformity with Section 3 of this Article I. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting.

Section 6. Organization.

The Chairman of the Board or, in his or her absence, the President of the Corporation or, in the absence of both of the foregoing officers, a Vice President, or in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. The Secretary of the Corporation shall act as secretary of all meetings of the stockholders, but in the absence of the Secretary, the Chairman may appoint any person to act as secretary of the meeting. The Chairman of any meeting of stockholders shall determine the order of business and the procedures at the meeting, including such regulation of the manner of voting and the conduct of discussion as he or she deems to be appropriate.

Section 7. Voting and Proxies.

Each stockholder of record as determined in accordance with Section 3 of Article V hereof shall have one vote for every share of stock entitled to vote which is registered in his or her name on the record date for the meeting, except as otherwise provided in the Certificate of Incorporation, herein or as required by law. Except as otherwise provided in the Certificate of Incorporation, all elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast. All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; *provided, however*, that upon demand therefor by a stockholder entitled to vote or his or

her proxy, a vote by ballot shall be taken. Every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed with the secretary of the meeting but no proxy shall be voted on after 3 years from its date, unless said proxy provides for a longer period. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. Except as otherwise provided by law, by the Certificate of Incorporation, by these Bylaws, or in any agreement among the Corporation and the stockholders party thereto, all elections for directors shall be decided by plurality vote and all other matters shall be decided by a majority of the votes cast thereon.

Section 8. Action without Meeting.

Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, any action required to be or which may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be (i) signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (ii) delivered to the Corporation within 60 days of the earliest dated consent by delivery to its registered office in the State of Delaware (in which case delivery shall be by hand or by certified or registered mail, return receipt requested), its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Delivery of consents directly to the Corporation may be accomplished through electronic means.

Section 9. Stockholders List

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder during ordinary business hours for a period of at least 10 days prior to the meeting, either (i) during ordinary business hours, at the principal place of business of the corporation or (ii) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting.

The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 10. Addresses of Stockholders.

Each stockholder shall designate to the Secretary of the Corporation an address to which notices of meetings and all other corporate notices may be served upon or mailed to such stockholder,

and if any stockholder shall fail to designate such address, corporate notices may be served upon such stockholder by mail or electronic mail directed to such stockholder at such stockholder's last known post office or electronic mail address.

ARTICLE II: BOARD

Section 1. Number, Election, Tenure and Qualification.

Except as otherwise specified in the Certificate of Incorporation, the number of directors which shall constitute the whole board shall be determined by resolution of the Board or by the stockholders at the annual meeting or at any special meeting of stockholders. The directors shall be elected at the annual meeting or at any special meeting of the stockholders, except as provided in Section 2 of this Article II, and each director elected shall hold office until his or her successor is elected and qualified, unless sooner displaced. Directors need not be stockholders.

Section 2. Vacancies and Newly Created Directorships.

Except as otherwise specified in the Certificate of Incorporation, any vacancy in the Board resulting from any increase in the authorized number of directors, death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the remaining directors, though less than a quorum, or the sole remaining director or, if there be no remaining directors, by a majority in interest of the holders of record of the stock having voting power at a special meeting of the stockholders called for the purpose. Except as otherwise provided by the Certificate of Incorporation, each director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship was apportioned pursuant to Section 1 of this Article II and until his or her successor, if any, shall have been duly elected and shall have qualified, or until his or her death or until he or she shall have resigned or shall have been removed in the manner herein provided. No decrease in the number of authorized directors constituting the Board shall shorten the term of any incumbent director.

Section 3. Resignation and Removal.

Any director may resign at any time upon written notice (including by electronic transmission) to the Corporation at its principal place of business or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. The acceptance of such resignation shall not be necessary to make it effective, irrespective of whether the resignation is tendered subject to such acceptance.

Subject to the rights of any class or series of capital stock of the Corporation to elect directors under specified circumstances set forth in the Certificate of Incorporation, any director or the entire Board may be removed, with or without cause, at any time by an affirmative vote of a

majority in interest of the holders of record of the stock entitled to vote at an election of directors at a special meeting of the stockholders called for the purpose, unless otherwise specified by law or the Certificate of Incorporation, and the vacancy in the Board caused by any such removal may, subject to the provisions of the Certificate of Incorporation, be filled by the stockholders at such meeting or by the Board in the manner provided in Section 2 of this Article II.

Section 4. Regular Meetings.

Regular meetings of the Board shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board and publicized among all directors. A written notice of each regular meeting shall not be required.

Section 5. Special Meetings.

Special meetings of the Board may be called by any director. The Secretary or an Assistant Secretary shall give notice of the time and place of each special meeting by mailing a written notice of the same to each director at his or her last known post office address or usual place of business at least 3 business days before the meeting or by causing the same to be delivered personally or to be transmitted by facsimile, telephone or electronic mail at least 24 hours before the meeting. Notice of any meeting of the Board need not be given to any director if he or she shall sign a written waiver thereof either before or after the time stated therein, or if he or she shall be present at the meeting and participate in the business transacted thereat, except if a director attends for the purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any meeting of the Board shall be a legal meeting without any notice thereof having been given if all of the members shall be present thereat. Unless otherwise indicated in the notice thereof, any and all business may be transacted at any special meeting.

Section 6. Quorum.

Except as otherwise specified in the Certificate of Incorporation, at any meeting of the Board, a majority of the total number of members of the Board shall constitute a quorum for all purposes and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 7. Action by Consent.

Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee thereof.

Section 8. Participation in Meetings by Teleconference or Videoconference.

Members of the Board, or of any committee thereof, may participate in any meeting of such Board or committee by means of telephone or video conference or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 9. Conduct of Business.

At each meeting of the Board, business shall be transacted in such order and manner as the Chairman or, in his or her absence or non-election, the President or in the absence of both of the foregoing officers, another director selected by the Board to preside at such meeting, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. The Secretary, or in his or her absence, any person appointed by the Chairman shall act as secretary of the meeting.

Section 10. Powers.

The Board may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, including, without limiting the generality of the foregoing, the unqualified power:

(1) To declare dividends from time to time in accordance with law;

(2) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(3) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non- negotiable, secured or unsecured, to borrow funds and guarantee obligations, and to do all things necessary in connection therewith;

(4) To remove any officer of the Corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

(5) To confer upon any officer of the Corporation the power to appoint, remove and suspend subordinate officers, employees and agents;

(6) To adopt from time to time such stock, option, stock purchase, bonus or other compensation plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine;

(7) To adopt from time to time such insurance, retirement, and other benefit plans for directors, officers, employees and agents of the Corporation and its

subsidiaries as it may determine;

(8) To qualify the Corporation to do business as a foreign corporation in any one or more foreign jurisdictions and for withdrawal therefrom; and,

(9) To adopt from time to time regulations, not inconsistent with these By- Laws, for the management of the Corporation's business and affairs.

Section 11. Compensation of Directors.

Directors, as such, may receive, pursuant to a resolution of the Board, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board.

ARTICLE III: COMMITTEES

Section 1. Committees of the Board.

The Board, by a vote of a majority of the Board, may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees elect at least 2 directors to serve as the members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board and not otherwise prohibited by law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, but no such committee shall have the power or authority to (i) amend the Certificate of Incorporation or these Bylaws, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets or a dissolution of the Corporation, or (iv) declare any dividend or authorize the issuance of shares in the capital stock of the Corporation. The Board may designate other directors as alternate members to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at such meeting in the place of the absent or disqualified member. A committee may make such rules for the conduct of its business and may appoint such committees and assistants as it shall from time to time deem necessary for the transaction of business of such committee. Regular meetings of a committee shall be held at such times as such committee shall from time to time by resolution determine.

Section 2. Conduct of Business.

Each committee may determine the procedural rules for meeting (including notice of meeting to

committee members) and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. One third of the committee members shall constitute quorum and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee. Members of any such committee may participate in any committee meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

ARTICLE IV: OFFICERS

Section 1. Executive Officers.

The officers of the Corporation shall be the President, the Treasurer, the Secretary and such other officers as the Board may determine, including, but not limited to, the Chairman of the Board, Chief Executive Officer, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries.

Section 2. Election.

The Chairman of the Board, if any, the President, the Treasurer and the Secretary, shall be elected annually by the Board at their first meeting following the annual meeting of the stockholders. The Board or such officer of the Corporation as it may designate, if any, may, from time to time, elect or appoint such other officers as it or he or she may determine, including, but not limited to, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries.

Section 3. Qualification.

No officer need be a stockholder. The Chairman of the Board, if any, and any Vice Chairman appointed to act in the absence of the Chairman, if any, shall be elected by and from the Board, but no other officer need be a director. Two or more offices may be held by any one person.

Section 4. Term of Office.

Each officer elected by the Board or appointed by a committee of the Board shall hold office until his or her successor is elected or appointed and qualified at the first meeting of the Board or such committee following the next annual meeting of the stockholders, or until he or she dies, resigns, is removed or becomes disqualified, unless a shorter term is specified in the vote electing or appointing said officer. Each officer appointed by an officer designated by the Board to appoint such officer, if any, shall hold office until his or her successor is appointed and qualified, or until he or she dies, resigns, is removed or becomes disqualified, unless a shorter term is specified by any agreement or other instrument appointing such officer.

Section 5. Resignation and Removal.

Any officer may resign by giving written notice of his or her resignation to the Chairman of the Board, if any, the President, or the Secretary, or to the Board at a meeting of the Board, and such resignation shall become effective immediately or at such other time specified therein. Any officer may be removed from office with or without cause by vote of a majority of the directors. Any officer appointed by an officer or committee designated by the Board to elect or appoint such officer, if any, may also be removed with or without cause by such officer or committee, as applicable.

Section 6. Vacancies.

Any vacancy occurring in any such office by death, resignation, removal or otherwise shall be filled for the unexpired portion of the term by the Board, the committee or the officer of the Corporation designated by the Board to appoint such officer.

Section 7. Chairman of the Board.

The Chairman of the Board, if any, shall preside at all meetings of the Board and stockholders at which he or she is present and shall have such authority and perform such duties as may be prescribed by these By-Laws or from time to time be determined by the Board.

Section 8. President.

The President shall have general direction of the affairs of the Corporation and general supervision over its several officers, subject, however, to the control of the Board of Directors. The President shall at each annual meeting of stockholders and from time to time report to the stockholders and to the Board of Directors all matters within his knowledge which the interest of the Corporation may require to be brought to their notice; may sign with the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary any or all certificates of stock of the Corporation; in the absence of the Chairman of the Board, shall preside at all meetings of the stockholders and at all meetings of the Board of Directors; shall have the power to sign and execute in the name of the Corporation all contracts, or other instruments authorized by the Board of Directors, and in general shall perform all duties incident to the office of President and such other duties as from time to time may be assigned to him by the Board of Directors or as are prescribed by these Bylaws.

Section 9. Vice Presidents.

Each Vice President shall have such powers and shall perform such duties as may from time to time be assigned to him by the Board of Directors or by the President; and shall have the power to sign and execute in the name of the Corporation all contracts or other instruments authorized by the Board of Directors, except where the Board of Directors or the Bylaws shall expressly delegate some other officer to do so. A Vice President may also sign with the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certificates of stock of the

Corporation.

Section 10. Treasurer and Assistant Treasurers.

The Treasurer shall have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these Bylaws; at all reasonable times exhibit his books of account and records, and cause to be exhibited the books of account and records of any corporation controlled by the Corporation, to any of the directors of the Corporation upon application during business hours at the office of the Corporation, or such other corporation where such books and records are kept; render a statement of the condition of the finances of the Corporation at all regular meetings of the Board of Directors and a full financial report at the annual meeting of stockholders, if called upon to do so; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; may sign with the President or Vice President certificates of stock of the Corporation; and, in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board of Directors or the President.

At the request of the Treasurer, or in his absence or disability, an Assistant Treasurer shall perform the duties of the Treasurer, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. An Assistant Treasurer shall perform such duties as from time to time may be assigned to him by the President, the Treasurer or the Board of Directors.

Section 11. Secretary and Assistant Secretaries.

The Board shall appoint a Secretary and, in his or her absence or disability, an Assistant Secretary. The Secretary or, in his or her absence, any Assistant Secretary, shall keep or cause to be kept the minutes of the meetings of the stockholders, of the Board and of any committee when so required and shall record all votes of the Board and minutes of the proceedings at such meetings. The Secretary and, in his or her absence, an Assistant Secretary shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; shall be custodian of the corporate records of the Corporation; shall keep or cause to be kept a register of the post office address of each stockholder; may sign with the President or Vice President certificates of stock of the Corporation; and, in general, the Secretary shall perform all duties incident to the office of Secretary and such other duties as may from time to time be determined by the Board.

Section 12. Action with Respect to Securities of Other Corporations.

Unless otherwise directed by the Board, the President, the Treasurer or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and

otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE V: CAPITAL STOCK

Section 1. Voting Rights

Except as provided in the Delaware General Corporation Law, the holders of the Class A and Class C Common Stock are not entitled to vote upon any matters presented to the stockholders of the Corporation. Each holder of Class B Common Stock shall have the right to 1 vote per share of Class B Common Stock. Notwithstanding the foregoing, except as expressly provided by the Amended and Restated Certificate of Incorporation of the Company or as provided by law, the holders of Class A Common Stock and Class B Common Stock and Class C Common Stock shall, at all times vote together as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

Section 2. Dividends

Each holder of Class A and Class B and Class C Common Stock shall be entitled to receive, when, and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro-rata basis.

Section 3. Certificates of Stock.

Certificates for shares of the capital stock of the Corporation shall be in such form, not inconsistent with law, as shall be approved by the Board of Directors. The Corporation may issue such certificates in an electronic format pursuant to an online securities management platform. All certificates shall be numbered in order of their issue, and shall be signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation, and the seal of the Corporation shall be affixed thereto. The signatures of any of such officers and the seal of the Corporation upon such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may nevertheless be issued and delivered by the Corporation with the same effect as if he were such officer, transfer agent or registrar. Notwithstanding the foregoing, the Corporation may, in its discretion, issue some or all of any or all classes of stock of the Corporation as uncertificated shares, including uncertificated shares recorded on a blockchain ledger.

Section 4. Transfers of Stock.

Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation or, if applicable, on the relevant blockchain associated with such shares. Except where a certificate is issued in accordance with Section 4 of this Article V, or in the case of uncertificated shares, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

TRANSFERS OF STOCK ARE AT THE DISCRETION OF THE COMPANY, NOT TO BE UNREASONABLY WITHHELD. THE COMPANY MAY RESTRICT TRANSFERS OF STOCK TO THE EXTENT THAT ANY SUCH TRANSFER WOULD RESULT IN THE COMPANY BEING REQUIRED TO REGISTER ANY CLASS OF ITS SECURITIES UNDER THE SECURITIES EXCHANGE ACT OF 1934, OR TO PREVENT ANY VIOLATION OF SECURITIES LAW.

Section 5. Record Date.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date on which it is established, and which shall not be more than 60 nor less than 10 days before the date of such meeting, more than 10 days after the date on which the record date for stockholder consent without a meeting is established, nor more than 60 days prior to any other action. In such case only stockholders of record on such record date shall be so entitled notwithstanding any transfer of stock on the books of the Corporation after the record date.

If no record date is fixed, (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (b) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this state, to its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, and (c) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 6. Lost, Stolen or Destroyed Certificates.

In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

ARTICLE VI: RIGHT OF FIRST REFUSAL

In the event the Corporation receives a bona fide **Private** offer (the "**Offer**") for the purchase of a Pinhook owned horse, (the "**Horse**"), and the board and management intend on accepting such Offer, then the Corporation shall provide notice of such Offer to each holder of 5% or more of the outstanding shares of Class A Common Stock and Class C Common Stock (a "**Major Investor**") and each Major Investor shall have the opportunity to offer to acquire the Horse at a 2% premium to the Offer price and otherwise on the same terms and conditions as the Offer (a "**Shareholder Offer**"). A Major Investor shall be entitled to apportion the right of first refusal hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**").

The Corporation shall give notice (the "**Offer Notice**") to each Major Investor, stating the price and terms of such Offer. Within 5 days after the Offer Notice is given, or such later date as determined by the Board (the "**Reply Date")** any Major Investor interested in making a Shareholder Offer shall so notify the Corporation.

Shareholders of any Class of Stock will not have a Right of First Refusal on a Horse where there is an offer for the purchase of the Horse at a public auction.

If there is no Shareholder Offer by the Reply Date, the Corporation may, but shall not be obligated to, accept the original Private Offer. If there is more than one Shareholder Offer by the Reply Date, the Corporation shall notify each Major Investor that delivered a Shareholder Offer (each, an "**Exercising Investor**") that there are competing Exercising Investors and that he or she shall have an additional 5 days, of more if determined by the Board (such date being the "**Final Offer Date**"), to make a best and final offer (each, a "**Final Offer**"), which may be at the same price as the original Shareholder Offer or higher, and may be on the same terms as the original Shareholder Offer or better. At the end of such period, the Corporation will evaluate each Final Offer and determine which Final Offer to accept. Such decision shall be made by the Board of Directors in its sole discretion. The closing of any sale to an Exercising Investor pursuant to Article VI shall occur within 10 days of the Reply Date or the Final Offer Date, as applicable, or such later date as the Board determines.

ARTICLE VII: INDEMNIFICATION

Section 1. Actions other than by or in the Right of the Corporation.

The Corporation (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, in either case, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2. Actions by or in the Right of the Corporation.

The Corporation (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a

director or officer of another corporation, partnership, joint venture, trust, or other enterprise and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was an employee or agent of the Corporation, in either case, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 3. Success on the Merits.

To the extent that any person described in Section 1 or Section 2 of this Article VII has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 4. Specific Authorization.

Any indemnification under Section 1 or Section 2 of this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of any person described in said Sections is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said Sections. Such determination shall be made (1) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the Corporation.

Section 5. Advance Payment.

Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board upon receipt of an undertaking by or on behalf of any person described in Section 1 or 2 of this Article VII to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification by the Corporation as authorized in this Article VII.

Section 6. Non-Exclusivity.

The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article VII shall not be deemed exclusive of any other rights to which those provided indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

Section 7. Insurance.

The Board may authorize, by a vote of the majority of the full board, the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article VII.

Section 8. Continuation of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 9. Intent of Article.

The intent of this Article is to provide for indemnification and advancement of expenses to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. To the extent that such Section or any successor section may be amended or supplemented from time to time, this Article shall be amended automatically and construed so as to permit indemnification and advancement of expenses of officers and directors of the Corporation to the fullest extent from time to time permitted by law.

ARTICLE VIII: CERTAIN TRANSACTIONS

Section 1. Transactions with Interested Parties.

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction or solely because the votes of such director or officer are counted for such purpose, if:

(a) The material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b) The material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof, or the stockholders.

Section 2. Quorum.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IX: MISCELLANEOUS

Section 1. Facsimile Signatures.

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof.

Section 2. Contracts, Checks, Drafts, Bank Accounts, Etc.

Except as otherwise provided in these Bylaws, the Board may authorize any officer or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and, unless so authorized by the Board or by such Committee or by these Bylaws, no agent or employee, other than an officer of the Corporation acting within the scope of his authority, shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 3. Conflict with Applicable Law or Certificate of Incorporation.

Whenever these Bylaws conflict with any applicable law or the Certificate of Incorporation, such law or the Certificate of Incorporation, as applicable, shall govern.

Section 4. Amendments.

These Bylaws may be amended, rescinded or repealed by the stockholders or by the Board, to the extent that such power is conferred upon the Board by the Certificate of Incorporation, at

any meeting of the stockholders or of the Board and in the event of repeal, new Bylaws not inconsistent with any provision of the Certificate of Incorporation or any provision of law may be made by the affirmative vote of the majority of the Board; provided notice of the proposed change was given in the notice of the meeting or, in the case of a meeting of the Board, in a notice given not less than 2 days prior to the meeting.